

October 30, 2013

Via E-mail
Mr. Jerry L. Peters
Chief Financial Officer
Green Plains Renewable Energy, Inc.
450 Regency Parkway, Suite 400
Omaha, NE 68114

> **RE: Green Plains Renewable Energy, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 1, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 29, 2013**
> **File No. 1-32924**

Dear Mr. Peters:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012
General

1.   With a view towards future disclosure, please tell us to what extent your results are impacted by the presence or absence of various tax credits for your products.

Item 6. Selected Financial Data, page 28

2.   Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures states that EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. We note that you have defined EBITDA as

earnings before interest, income taxes, non-controlling interests, depreciation and amortization. In future filings, please revise the title you use since EBITDA is not computed as commonly defined. One choice may be to call it adjusted EBITDA. Please ensure that you also revise the title in your Forms 8-K as well.

Item 15. Exhibits, Financial Statement Schedules, page 52
Report of Independent Registered Public Accounting Firm, page F-1

3.   Please make arrangements with your auditor to revise their report in an amended Form 10-K to indicate the city and state in which their report was issued, as required by Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

4.   In future filings, please breakout for each period presented the 'other' line items in the cash provided (used) by operating, investing and financing activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not generally appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not generally appropriate. Please show us in your supplemental response what the revisions will look like.

Note 3. Acquisitions and Dispositions, page F-13
Sale of Grain Assets, page F-13

5.   Regarding the sale of twelve grain elevators located in northwestern Iowa and western Tennessee, please tell us what consideration you gave as to whether the grain elevators meet the definition of a component of an entity and should or should not be presented as discontinued operations. Refer to ASC 205-20.

Form 10-Q for the Quarter Ended June 30, 2013
General

6.   Please address the above comments in your interim financial statements to the extent they are applicable.

Definitive Proxy Statement on Schedule 14A filed March 29, 2013
Executive Compensation, page 12
Compensation Discussion and Analysis, page 12

7.   We note your disclosure on page 13 that the compensation committee retained the Hay Group as a consultant during 2011 and that the services provided included, among other things, "providing market information." We also note your reference to "market compensation data" on page 13. In future filings, please explain how your analysis of market data, including national and industry specific compensation data, was derived.

Specifically, please identify whether the Hay Group identified a peer group, and if so, how the peer group contributes to your compensation considerations, clarifying the manner in which you benchmark total compensation or elements thereof, and disclosing where actual compensation fell as compared to this peer group. If you use such database or market information in the future, please disclose the component companies. Further, in future filings, please also explain the reason for any deviation from any benchmarking principles you utilize in determining compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Performance/Incentive Awards, page 13

8.   We note your disclosure on page 14 that the compensation committee may adjust an "award up or down in its discretion," that the committee "may also adjust the award for external conditions beyond the control of the Company or the officer," and that 25% of an incentive award determination is based on "Compensation Committee discretion." We also note your disclosure that the "Compensation Committee used its discretion to determine 2012 bonuses to consider the performance of the Company compared to overall industry performance and to reward and retain key personnel." In future filings, please further clarify, including by way of providing examples, what factors the compensation committee reviews and takes into account when exercising its discretion.

Long-Term Incentive Compensation, page 14

9.   We note your disclosure on page 15 that the "aggregate number of shares or options granted to management will be based on the executive's position and the value of each individual's contributions to the Company, as well as competitive norms" and that individual contributions "during 2012 were assessed by the Compensation Committee on a subjective basis." We further note that specific restricted stock awards were issued to your named executive officers based "on the Company's 2012 financial performance and individual performance evaluations." In future filings, please revise your disclosure to provide a more specific analysis of how the individual restricted stock award amounts were determined for each named executive officer, specifying the financial and individual performance criteria used to determine award amounts for each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief